UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. _)*

Under the Securities Exchange Act of 1934

Immunoclin Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45256L 109
(CUSIP Number)

Dr. Dorothy H. Bray

c/o Immunoclin Corporation
1420 N Street, Suite 102 NW,
Washington, DC 20005, USA

888-267-1175

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240,13d-1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45256L 109

1	NAMES OF REPORTING PERSONS: Dr. Dorothy H. Bray I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [X]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,000,000 shares of Common Stock (See Item 5 for additional information relating the Reporting Person’s beneficial ownership of shares of Series A Preferred Stock).
	8	SHARED VOTING POWER: -0-
	9	SOLE VOTING POWER: 16,000,000 shares of Common Stock (See Item 5 for additional information relating the Reporting Person’s beneficial ownership of shares of Series A Preferred Stock).
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,000,000 shares of Common Stock (See Item 5 for additional information relating the Reporting Person’s beneficial ownership of shares of Series A Preferred Stock).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.76% of the Company’s outstanding common stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	NAMES OF REPORTING PERSONS: BHD Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Foreign (The Netherlands)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [X]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 4,000,000 shares of Common Stock (See Item 5 for additional information relating the Reporting Person’s beneficial ownership of shares of Series A Preferred Stock).
	9	SOLE DISPOSITIVE POWERS: -0-
	10	SHARES DISPOSITIVE POWER: 4,000,000 shares of Common Stock (See Item 5 for additional information relating the Reporting Person’s beneficial ownership of shares of Series A Preferred Stock).

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: [4,000,000] shares of Common Stock (See Item 5 for additional information relating the Reporting Person’s beneficial ownership of shares of Series A Preferred Stock).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.69% of the Company’s outstanding common stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Immunoclin Corporation, a Nevada corporation (together with its predecessor companies, the “Company” or “Immunoclin”). The Company’s principal executive offices are located at 1420 N Street, Suite 102 NW, Washington, DC 20005, USA.

Item 2. Identity and Background.

(a)-(c)    This report is being filed by Dorothy H. Bray, Ph.D. (“Dr. Bray”) and BHD Holding B.V. (“BHD”, and together with “Dr. Bray,” the “Reporting Persons”). Dr. Bray’s principal occupation is President, Chief Executive Officer and a director of Immunoclin Corporation. The residence address of Dr. Bray is Tanglewood, North Dean, High Wycombe, United Kingdom HP14 4NN. BHD is a holding company formed under the laws of The Netherlands. The principal business of BHD is managing Dr. Bray’s investment. The principal place of business of BHD is Haaksbergweg 71, 1101 BR, Amsterdam, The Netherlands. Dr. Bray is the sole owner of BHD.

(d)-(e)    Neither Dr. Bray nor BHD has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)           Dr. Bray is a citizen of the United Kingdom. BHD is a company formed under the laws of The Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

On December 13, 2013, the Company entered into a certain Take Over Agreement (the “Take Over Agreement”) with Immunoclin Limited, an England and Wales Corporation (“IMC”), to acquire 100% of the issued and outstanding shares of common stock of IMC from its founder and sole shareholder, Dr. Bray, in exchange for the issuance of 10,000,000 shares of the Company’s common stock, with a fair market value of $20,000,000, based on the closing price of the Company’s stock on December 12, 2013. Also, under the terms of the Take Over Agreement, BHD was issued 370,000 shares of the Series A Preferred Stock (as discussed in Item 5 hereinbelow). IMC was a healthcare company founded in 2000 with headquarters in the United Kingdom, established initially to address a range of specialized, commercially-focused immunology consulting, testing and assessment, in the context of R&D clinical services. Following the foregoing transaction, IMC established laboratories in London in October 2014 and moved its headquarters to the same location.

Subsequently, on December 13, 2013, Dr. Bray was appointed a director and Chief Executive Officer (CEO) and President of the Company pursuant to the terms of certain five-year Executive Management and Bonus Agreement, as amended to date (the “Management Agreement”). Under the terms and provisions of the Management Agreement, Dr. Bray was granted (i) 2,000,000 shares of Common Stock on December 13, 2013 and (ii) 2,000,000 shares of Common Stock on December 13, 2014. On June 30, 2014, the Company granted to Dr. Bray 2,000,000 options to acquire shares of common stock at an exercise price of $1.45 per share based upon her participation in the equity incentive programs of the Company, 1,000,000 of which options vested on November 1, 2014 and remaining 1,000,000 options – on November 1, 2015. All the foregoing securities were assigned to BHD. The expiration of these three tranches of options occurs on November 1, 2019 and November 1, 2020, respectively.

Item 4. Purpose of Transaction.

Information set forth in Items 3 and 5 is incorporated herein by reference.

The Reporting Persons beneficially hold the shares of Common Stock described herein for investment purposes and as consideration in connection with the Management Agreement described in Item 3 above. Dr. Bray may make additional purchases of the Company’s equity securities, from the Company or third parties, for investment purposes from time to time, through BHD or directly. In addition, Dr. Bray is President and CEO of the Company and therefore will continue to participate in incentive programs available to executive officers of the Company. As the Company’s chief executive, Dr. Bray has a continuing role in the governance of the Company, and in this role she may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.

As described in Item 5 below, the Reporting Persons, as members of the Series A Group, may seek to amend the Company’s charter documents, bylaws, and/or other applicable instruments or filings to address inconsistencies in the description of the voting rights of the Series A Preferred Stock as any such instruments or filings may reflect.

Except as otherwise stated herein, the Reporting Person has no current plans or proposals that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Information set forth in Item 3 is incorporated herein by reference.

(a)-(d)    The calculations in this Item are based upon 37,413,793 shares of Common Stock issued and outstanding as of March 24, 2016. Such calculations are made pursuant to Rule l3d-3 promulgated under the Securities Act of 1933, as amended to date. As of the date hereof, the Reporting Persons beneficially owned 16,000,000 shares or 42.76% of the outstanding shares of Common Stock. Because Dr. Bray controls all of the voting and disposition interests of BHD with respect to the securities, she may be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by BHD.

Reporting Person	Amount of Common Stock Beneficially Owned	% of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Dorothy H. Bray	16,000,000 shares of Common Stock	42.76%	16,000,000	-	16,000,000	-
BHD Holding B.V.	4,000,000 shares	10.69%	-	4,000,000	-	4,000,000

In addition, the Reporting Persons beneficially hold 370,000 shares of Series A Preferred Stock, which shares are directly held by BHD. The Series A Preferred Stock were issued under the terms and provisions of the Take Over Agreement (as referenced in Item 3 above) and the Control Shareholder Agreement dated as of December 13, 2013 (the “CSA”) by and among Pharma Investing News, Inc., a Nevada corporation, on the one hand, and Castor Management Services, Inc. (“Castor”), BHD, Dr. Bray, Dr. Khadija Benlhassan, the Company’s Chief Scientific Officer and a Board member (“Dr. Benlhassan”) and CSJ Group LLC (“CSJ”), an entity wholly-owned by Chad S. Johnson, Chief Operating Officer, General Counsel and a Board member of the Company (“Chad Johnson”), on the other hand. Under the terms of the CSA, Castor (or its assignee) was issued 500,000 shares of the Series A Preferred Stock, BHD (or its assigns) – 370,000 shares of the Series A Preferred Stock, and Dr. Benlhassan and CSJ – 100,000 and 30,000 shares of the Series A Preferred Stock, respectively. In turn, BHD, Dr. Benlhassan and CSJ agreed that a total of 130,000 shares of the Series A Preferred Stock held by Dr. Benlhassan and CSJ were to be voted by BHD along and consistent with BHD’s voting of its own 370,000 shares of the Series A Preferred Stock and thus transferred their voting rights over their respective shares of the Series A Preferred Stock to BHD. In light of this agreement, Dr. Bray, BHD, Dr. Benlhassan and CSJ may be deemed members of a group with respect to the voting of the shares of the Series A Preferred Stock held by individual members of such group (the “Series A Group”).

As of the date hereof, there were 1,000,000 shares of Series A Preferred Stock issued and outstanding. Under the terms of the CSA, Castor and BHD were intended to maintain equal control of voting matters of the Company. Such control was to be implemented by means of a proxy of voting rights to all control shares and upon the written consent of each Castor and BHD. The CSA contemplated, among other things, right of refusal in an event of sale, assignment or other disposition of the subject shares to a third party. Under the terms and provisions of the Take Over Agreement, one share of Series A Preferred stock has 1,000 votes per share on all matters brought before the Company’s shareholders. The members of the Series A Group believe that Castor has materially breached and defaulted under the terms and provisions of the CSA and thus intend to avail themselves of any and all rights and remedies available to such members, jointly and severally, in equity or in law, as a result of said material breaches and defaults.

On December 13, 2013, the Company filed a Certificate of Amendment with the Nevada Secretary of State that included Certificate of Designation, Preferences and Rights of Series A Preferred Stock for the purposes of establishing the Series A Preferred Stock as a new class of the Company’s securities (the “Nevada Amendment”). The Nevada Amendment states, in part, that for as long as there are any of the shares of Series A Preferred Stock issued and outstanding, the holders of such shares, voting separately as a class, will have the right to vote on all shareholder matters equal to 51% of the total vote. In addition, for as long as there are any of the shares of Series A Preferred Stock issued and outstanding, the Company will not, without the affirmative vote of at least 66-2/3% of the outstanding Series A Preferred stockholders, (i) amend, alter or repeal and provision of the Articles of Incorporation or the Bylaws of the Company that may adversely affect the rights or preferences of the Series A Preferred Stock, (ii) effect reclassification of the Series A Preferred Stock, or (iii) designate any additional series of preferred stock that may adversely affect the rights or preferences of the Series A Preferred Stock. Finally, the Nevada Amendment prohibits the Company, without the affirmative vote of at least 66-2/3% of the outstanding Series A Preferred stockholders, from amending, altering or repealing any provision of the Series A Preferred Stock Certificate of Designation; provided, however, that the Company is permitted to make corrective or similar changes to the Certificate of Designations.

The foregoing summaries of the terms of the Take Over Agreement, the CSA and the Management Agreement are subject to, and qualified in their entirety by, such documents attached hereto as Exhibits 1, 2 and 3, respectively, which are incorporated herein by reference.

Neither Dr. Bray nor BHD has effected any transactions in the securities of the Company in the past sixty days.

The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Persons reported herein.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Take Over Agreement dated December 13, 2013 (Incorporated by reference as filed with the SEC on Form 8-K on December 20, 2013).
Exhibit 2	Management agreement between the Company and Dr. Dorothy Bray dated December 13, 2013 (Incorporated by reference as filed with the SEC on Form 8-K on December 20, 2013).
Exhibit 3	Control Shareholder Agreement dated December 13, 2013 (Incorporated by reference as filed with the SEC on Form 8-K on December 20, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2016

/s/ Dorothy H. Bray, Ph.D.
Dorothy H. Bray, Ph.D

BHD Holding B.V.

By:	/s/ Dorothy H. Bray, Ph.D.
Name: Dorothy H. Bray, Ph.D
Title: Sole Owner

JOINT FILING AGREEMENT

BHD Holding B.V. a company organized under the laws of The Netherlands, and Dorothy H. Bray (the “Filing Persons”), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned have set their hands this 29th day of March, 2016.

/s/ Dorothy H. Bray, Ph.D.
Dorothy H. Bray, Ph.D

BHD Holding B.V.

By:	/s/ Dorothy H. Bray, Ph.D.
Name: Dorothy H. Bray, Ph.D
Title: Sole Owner